Exhibit 99.1

News Release

For Immediate Release

WEST FRASER AMENDS ITS BRITISH COLUMBIA OPERATING PLAN

VANCOUVER, B.C., August 9, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today it is permanently curtailing approximately 170 million board feet of combined production at its Fraser Lake and Williams Lake sawmills and approximately 85 million square feet of plywood production at its Quesnel Plywood mill. The curtailments will be realized through the elimination of one shift at each facility.

The reduction in capacity is expected to impact 77 positions at Fraser Lake Sawmill, 15 positions at Williams Lake Lumber, and 55 positions at Quesnel Plywood and will occur over the course of the fourth quarter of 2022. The Company expects to mitigate the impact on effected employees by providing work opportunities at other West Fraser operations.

Access to available timber is an increasing challenge in British Columbia and ongoing transportation constraints have impaired the Company’s ability to reliably access markets. These capacity reductions are necessary to better align West Fraser’s operating capacity with available timber and transport availability.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to changes in the Company’s British Columbia operating plan as well as related workforce reductions and our ability to mitigate the impact on effected employees. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of the availability of fibre supply, policies restricting access to fibre and transport availability, in British Columbia and are subject to inherent risks and uncertainties. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, as updated in our management’s discussion and analysis for the six months ended June 30, 2022, dated July 27, 2022, each available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com